Exhibit 99.2

SAP Updates its Ambition 2025 and Announces Transformation Program for 2024

Walldorf, Germany – January 23, 2024.

SAP SE (NYSE: SAP) SAP announces plans to implement a company-wide transformation program including restructuring for 2024. In addition, SAP is updating its ambition for 2025. The update reflects the strong performance in the fourth quarter 2023, the updated non-IFRS definition of profit measures, as well as the anticipated benefits from the new program.

The updated 2025 non-IFRS operating profit ambition of approximately €10.0 billion now reflects share-based compensation expenses of approximately €2 billion. Based on SAP’s analysis, this profit ambition is materially ahead of corresponding analyst consensus estimates. In addition, the updated 2025 free cash flow ambition of approximately €8.0 billion is ahead of the latest analyst consensus.

Ambition 2025

The update of the non-IFRS operating profit ambition includes a reduction by approximately €2 billion due to the inclusion of share-based compensation expenses under the updated non-IFRS definition, as well as an increase of approximately €0.5 billion due to anticipated incremental efficiency gains from the transformation program.

By 2025, SAP now expects:

•	Non-IFRS cloud gross profit of approximately €16.2 billion, now including share-based compensation expenses of approximately €0.1 billion (previously: approximately €16.3 billion, excluding share-based compensation expenses)

•	Non-IFRS operating profit of approximately €10.0 billion, now including share-based compensation expenses of approximately €2 billion (previously: approximately €11.5 billion, excluding share-based compensation expenses)

•	Free cash flow of approximately €8.0 billion (previously: approximately €7.5 billion)

SAP continues to expect:

•	Cloud revenue of more than €21.5 billion

•	Total revenue of more than €37.5 billion

•	A share of more predictable revenue of approximately 86%

The 2025 ambition is based on an exchange rate of 1.10 USD per EUR.

2024 Transformation Program: Focus on scalability of operations and key strategic growth areas

In 2024, SAP will further increase its focus on key strategic growth areas, in particular Business AI. It also intends to transform its operational setup to capture organizational synergies, AI-driven efficiencies and to prepare the company for highly scalable future revenue growth.

To this end and to ensure that SAP’s skill-set and resources continue to meet future business needs, SAP plans to execute a company-wide restructuring program in 2024. The majority of the approximately 8,000 affected positions is expected to be covered by voluntary leave programs and internal re-skilling measures. Reflecting re-investments into strategic growth areas, SAP expects to exit 2024 at a headcount similar to current levels.

Restructuring expenses are preliminarily projected at around €2 billion, the vast majority of which is expected to be recognized in the first half of 2024, impacting IFRS operating profit. Excluding restructuring expenses, the program is expected to provide only a minor cost benefit in 2024. Expected cost savings and re-investments are fully reflected in SAP’s 2024 outlook and the updated 2025 non-IFRS operating profit- and free cash flow ambition.

Financial Outlook 2024

SAP’s business outlook, which includes the financial outlook 2024 as well as the financial ambition 2025, is based on SAP’s updated non-IFRS definition of profit measures which, beginning in 2024, include share-based compensation expenses and exclude gains and losses from equity securities, net.

Furthermore, the 2024 outlook and 2025 ambition for free cash flow assume all payouts associated with the planned restructuring program will be completed in 2024.

For 2024, SAP expects:

•	€17.0 – 17.3 billion cloud revenue at constant currencies (2023: €13.66 billion), up 24% to 27% at constant currencies.

•	€29.0 – 29.5 billion cloud and software revenue at constant currencies (2023: €26.93 billion), up 8% to 10% at constant currencies.

•	€7.6 – 7.9 billion non-IFRS operating profit at constant currencies (2023: €6.51 billion based on updated non-IFRS operating profit definition), up 17% to 21% at constant currencies.

•	Free cash flow of approximately €3.5 billion (2023: €5.08 billion). This includes a preliminary €2 billion estimate for payouts associated with the program, a €0.2 billion impact from a settlement earlier this year of pre-existing regulatory compliance matters accrued in 2023, as well as a €0.2 billion adverse impact due to the discontinuation of the SAP-triggered financing program.

•	A non-IFRS effective tax rate of approximately 32% (2023: 30.3% based on updated non-IFRS tax rate definition).

While SAP’s 2024 financial outlook is at constant currencies, actual currency reported figures are expected to be impacted by currency exchange rate fluctuations as the Company progresses through the year.

SAP will publish its fourth quarter and full year 2023 results shortly after this release.

SAP senior management will discuss these items in more detail during its financial analyst conference call on Wednesday, January 24th at 07:00 AM (CET) / 06:00 AM (GMT) / 1:00 AM (EST) / Tuesday, January 23rd 10:00 PM (PST), which will be webcast on the Company’s website at https://www.sap.com/investor and will be available for replay.

Contact:

Anthony Coletta, Chief Investor Relations Officer
+49 (6227) 7-60437
investor@sap.com